EXHIBIT 7.16
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                  INGENICO S.A. TO ACQUIRE IVI CHECKMATE CORP.

ATLANTA, GA AND PUTEAUX CEDEX, FRANCE (April 6, 2001) -- Ingenico S.A. (Paris
Bourse: 12534-ING) and IVI Checkmate Corp. (NASDAQ: CMIV) (TSE: IVC/IVI) today announced that they have entered into a merger agreement in which Ingenico has agreed to acquire all of the outstanding shares which it does not already own of IVI Checkmate in a cash acquisition valued at approximately US$55.3 million, or US$3.30 per share, representing a 65% premium over the closing price of IVI Checkmate's common stock on April 5, 2001. The acquisition has been approved by a special committee of IVI Checkmate's board established to consider proposals from Ingenico and the board of directors of both companies.

The acquisition of IVI Checkmate is a natural extension of Ingenico's extensive portfolio of secured transaction products as IVI Checkmate provides products and systems that will enhance Ingenico's current offerings. The acquisition will strengthen Ingenico's position as a leading provider of products and systems in the field of secured transaction technologies and serves as a platform to expand Ingenico's operations in North America.

L. Barry Thomson, President and CEO of IVI Checkmate said, "We welcome the opportunity to join forces with Ingenico. We believe that this transaction will benefit our customers and suppliers while delivering a substantial stock-price premium to our stockholders."

Jean-Jacques Poutrel, Founder, Chairman and CEO of Groupe INGENICO, said, "This acquisition is of strategic importance to Ingenico's international operations as we believe it will enable us to achieve our stated objective of fulfilling customers' payment and transaction automation requirements throughout the world."

Simultaneously with the execution of the merger agreement, Ingenico made a direct investment in IVI Checkmate by purchasing approximately 2.6 million shares of newly issued IVI Checkmate common stock for an aggregate purchase price of approximately US$5.2 million (representing the closing price for shares of IVI Checkmate's common stock on the last full trading day prior to execution of the merger agreement). IVI Checkmate will use these proceeds for working capital and other general corporate purposes. This investment increases Ingenico's ownership of IVI Checkmate's outstanding common stock to approximately 19.9% on a fully-diluted basis.

The merger is  expected  to close  during  the third  quarter of this year,
subject  to  the  approval  of  shareholders  and  regulatory   authorities  and
satisfaction of other customary conditions. Wachovia Securities, Inc. served as the financial advisor to IVI Checkmate.

ABOUT INGENICO

Ingenico, which is generally considered the inventor (1980) of the modern electronic payment terminal, is a leading provider of smart card based secured transaction products and systems. It has subsidiaries and partnerships all over the world and customers in over 50 countries and territories where its installed base exceeds 3 million point-of-service terminals. See www.ingenico.com for more information.

ABOUT IVI CHECKMATE

IVI Checkmate is a major electronic transaction solutions provider in North America. The company designs, develops and markets innovative payment and value-added solutions that optimize transaction management at the point-of-service in the retail, financial, travel and entertainment, health care and transportation industries. IVI Checkmate's software, hardware and professional services minimize transaction costs, reduce operational complexity, and improve profitability for its customers in the United States, Canada and Latin America. See www.ivicheckmate.com for more information.

CONTACTS:

AT IVI CHECKMATE CORP.

L. Barry Thomson
President and CEO
IVI Checkmate Corp.
(770) 594-6000

John J. Neubert
CFO/Executive Vice President
IVI Checkmate Corp.
(770) 594-6000

At INGENICO SA

Jean-Jacques Poutrel President and CEO Ingenico S.A.
33(0)01 46 25 82 05

Gerard Compain
Executive Vice President (Corporate Strategy)
Ingenico S.A.
33(0)01 46 25 82 08

This press release contains forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Management cautions that these statements represent projections and estimates of future performance and involve certain risks and uncertainties. IVI Checkmate's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, without limitation, the inability of the parties to the IVI Checkmate - Ingenico acquisition to satisfy all closing conditions. Please see the Company's other filings with the U.S. Securities and Exchange Commission for a list of other risk factors that pertain to its business.